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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


January 27, 2003

                                 HYDRO ONE INC.
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)


        483 Bay Street, 10th Floor, South Tower, Toronto, Ontario M56 2P5
--------------------------------------------------------------------------------
                     (Address of Principal Executive Office)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |_| Form 40-F|X|

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934. Yes|_|   No|X|

         If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2 (b): 82-               .


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             HYDRO ONE INC.
                                             -----------------------------------
                                             (Registrant)

Date     January 27 , 2003                   By
    --------------------------------         -----------------------------------
                                             Name:  Laura Formusa
                                             Title: General Counsel & Secretary


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                             MATERIAL CHANGE REPORT

                                   PURSUANT TO

              SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA
                SECTION 146(1)(B) OF THE SECURITIES ACT (ALBERTA)
               SECTION 84(1) OF THE SECURITIES ACT (SASKATCHEWAN)
                  SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)
                SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
               SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND)

1.       NAME OF REPORTING ISSUER:

         Hydro One Inc.
         483 Bay Street, 10th Floor
         Toronto, Ontario
         M5G 2P5.

2.       DATE OF MATERIAL CHANGE

         January 24, 2003.

3.       PRESS RELEASE

         A press release was issued by Hydro One Inc. ("Hydro One") on January 24, 2003 and was issued at Toronto, Ontario.

4.       SUMMARY OF MATERIAL CHANGE

         Hydro One Inc. announced that Ontario Electricity Financial Corporation ("OEFC") intends to sell some or all its Hydro One debt in the Canadian public debt markets, likely commencing in the first quarter of 2003. OEFC holds approximately $2.53 billion of Hydro One debt maturing between 2003 and 2007, with a weighted average term to maturity of approximately two years.

         In order to facilitate the sale, Hydro One has agreed in principle with OEFC to restructure some or all of the Hydro One debt held by OEFC.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         The material change is described in the attached press release which is hereby incorporated by reference herein.

6.       RELIANCE ON CONFIDENTIALITY SECTION OF THE ACT

         Not applicable.


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                                     - 2 -


7.       OMITTED INFORMATION

         Not applicable.

8.       SENIOR OFFICER

         For further information, contact:

         Laura I. Formusa
         Hydro One Inc.
         483 Bay Street, 10th Floor
         Toronto, Ontario
         M5G 2P5
         Telephone: (416) 345-6306

9.       STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

         DATED at Toronto, Ontario this 24th day of January, 2003.



                                             HYDRO ONE INC.


                                             By: /s/ Laura I. Formusa
                                                 -------------------------------
                                                 Laura I. Formusa
                                                 General Counsel and Secretary


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.


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[GRAPHIC]                                                     [HYDRO ONE LOGO]


                      HYDRO ONE FACILITATES OEFC DEBT SALE

TORONTO, JANUARY 24, 2003 - Hydro One Inc. announced today that Ontario Electricity Financial Corporation (OEFC) intends to sell some or all its Hydro One debt in the Canadian public debt markets, likely commencing in the first quarter of 2003. OEFC holds approximately $2.53 billion of Hydro One debt maturing between 2003 and 2007, with a weighted average term to maturity of approximately two years.

         In order to facilitate the sale, Hydro One has agreed in principle with OEFC to restructure some or all of the Hydro One debt held by OEFC. It is anticipated that the approximately $2.53 billion of existing debt with a weighted average interest rate of approximately 8% would be exchanged for approximately $2.75 billion of debt with a weighted average interest rate of approximately 4%. The actual principal amount and interest rate of the restructured notes would be based upon market interest rates at the time of execution of a definitive agreement. This debt restructuring would result in lower cash interest payments for Hydro One from 2003 through 2007 and a corresponding increase in the principal amount of the debt payable at maturity. The maturity dates would remain essentially unchanged as would the market value of Hydro One's debt obligations to OEFC.

                                      -30-

         For Hydro One's current debt maturity schedule visit link: www.HydroOne.com/InvestorRelations/debtinfo/content.asp


Investor Relations contact:
Ali Suleman
Treasurer
Hydro One Inc.
416-345-6137

Media contact:
Anne Creighton
Director, Corporate Communications
416-345-6072